UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-49846
USIP NUMBER 16941G102

 (Check one):

☒  Form 10-K    ☐ Form 20-F    ☐ Form 11-K   ☐ Form 10-Q     ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:      December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

 China North East Petroleum Holdings LTD

Full Name of Registrant

  DRACO Holding Corp

Former Name if Applicable

 20337 Rimview Place

Address of Principle Executive Office (Street and Number )

 Walnut, CA 91789

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China North East Petroleum Holdings LTD. (the “Registrant”) was unable to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 by March 31, 2006 because of delays in the completion of its financial statements and related portions of the 2005 Form 10-KSB, which delays could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to complete and file the 2005 Form 10-KSB by the fifteenth calendar day following the prescribed due date.

Management has determined that the Company materially overstated its proved oil and gas reserves for the fiscal years ended 2003 and 2004 based on the Estimated Net Reserves and Income Data Report prepared by R.A. Lenser and Associates, Inc., an energy consulting firm, for the 2003-2005 fiscal years, which the Company received on March 29, 2005. As a result, management has determined that the Company must restate its financial statements for the years ended 2003 and 2004 because the overstatement of reserve estimates resulted in inappropriate characterization of other results in the Company’s balance sheets and statements of income and cash flows of and for the years ended December 31, 2003 and December 21, 2004, including, without limitation, depreciation and amortization of oil and gas properties and reserve amounts. As a result, the Company was unable to complete the preparation of its 2005 financial statements prior to March 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Alisande M. Rozynko	415	495-8900
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the overstatement of oil and gas reserves described above, the Company currently estimates that for the year ended December 31, 2004, its depreciation expense was approximately $163,000, which is approximately $124,000 more than the previously disclosed amount, and that its income tax expense for 2004 was approximately $223,000, which is approximately $60,000 less than the previously disclosed amount. In addition to the referenced operating results, the Company has determined that certain of its disclosures required by SFAS No. 69, Disclosures about Oil and Gas Producing Activities, disclosed in the notes to its financial statements will be restated for 2004. In particular, the Company now estimates that net capitalized costs for 2004 were approximately $4.6 million, or approximately $213,000 less than previously disclosed, results of operations from oil and gas producing (excluding corporate overhead and financing costs) were approximately $504,000, or approximately $64,000 less than previously disclosed, and the standardized measure of discounted future net cash related to proven reserves as of December 31, 2004 was approximately $8.8 million, or approximately $24.8 million less than previously disclosed. Actual results for the year ended December 31, 2004 remain subject to further adjustments and actual results may differ from the foregoing estimates.

  China North East Petroleum Holdings LTD

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2006	By :	/s/ Guo Ping Wei
Guo Ping Wei Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.